Mail Stop 4561

July 29, 2008

Mr. Richard Surber
President
Nexia Holdings, Inc.
59 West 100 South, Second Floor
Salt Lake City, UT 84101

> **Re:** **Nexia Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 24, 2008**
> **File No. 033-22128-D**

Dear Mr. Surber:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You disclose that your former accountant has advised you that information has come to their attention that will require the restatement of the financial statements for the period ended March 31, 2008. Please comply with the requirements of Item 4.02 of Form 8-K or tell us how you determined that the Item 4.02 disclosures are not required.

2. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Please file your supplemental response to these comments via EDGAR within 5 business days of the date of this letter. Please note that if you require longer than 5

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July 29, 2008
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business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant